

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 21, 2017

Anja Krammer
President
BioPharmX Corporation
1098 Hamilton Court
Menlo Park, CA 94025

      Re: BioPharmX Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed February 10, 2017
              File No. 001-37411

Dear Ms. Krammer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Erin K. Jaskot, *for*

                     Suzanne Hayes
                     Assistant Director
                     Office of Healthcare and Insurance

cc: Robert Freedman, Esq.
        Fenwick & West LLP